Exhibit 99.1

Execution Version

EXCHANGE AGREEMENT

THIS EXCHANGE AGREEMENT (this “Agreement”), dated as of August 5, 2025, is entered into by and between NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (the “Company”) and Alpha Capital Anstalt (the “Holder”).

RECITALS

WHEREAS, the Holder is the holder of a warrant dated October 10, 2024, to purchase 207,913 shares of the Company’s common shares (the “Warrant”) to each purchaser;

WHEREAS, the Company and the Holder desire to exchange the Warrant for common shares of the Company.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Exchange. Pursuant to an exemption from registration under 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), the Company and Holder hereby agree to exchange the Warrant for 100,000 shares of the Company’s Common Shares (the “Exchange Shares”). The Exchange Shares will be issued within one (1) trading day after the date of this Agreement.

2. Tacking. The Company acknowledges that the Holder’s holding period of the Exchange Shares shall tack for Rule 144 purposes back to the issue date of the Warrant. The Holder acknowledges and agrees that the issuance of the Exchange Shares shall not result in the triggering of any anti-dilutive provisions contained in any securities currently owned by the Holder. The Company further agrees that the Exchange Shares shall have all the same rights as Warrant Shares under section 2(d)(i) and 2(d)(iv), 2(d)(vi) of the Warrant.

3. Waiver. The Holder waives any and all liquidated damages arising from the Company’s registration obligations solely relating to all securities issued and sold pursuant to the Securities Purchase Agreements dated October 9, 2024 and December 4, 2024, respectively, and the Registration Rights Agreement dated October 9, 2024, each as executed by and between the Company and the Holder. This shall not waive any rights of Holder under any other agreement.

4. Disclosure. Unless the Company informs the Holder that this agreement is not considered material non-public information, within two (2) business days after execution of this Agreement, the Company shall file a form 6-K with the Securities and Exchange Commission, disclosing this Agreement, which shall be an exhibit to such filing. The form 6-K shall be provided to Holder for review and comment prior to filing.

5. Entire Understanding; No Third-Party Beneficiaries. This Agreement represents the entire understanding of the parties with reference to the transactions contemplated hereby and this Agreement supersedes any and all other oral or written agreements heretofore made with respect to the subject matter hereof. Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties, or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

6. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of New York applicable to contracts made and to be performed entirely within such State. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any action, suit or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party and each signatory hereto on behalf of the Company, hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.

7. Purchaser Status. At the time the Holder was offered the Exchange Shares it was either: (i) an accredited investor (“Accredited Investor”) as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act. Such Holder has the authority and is duly and legally qualified to purchase and own the Exchange Shares. Such Holder is able to bear the risk of such investment for an indefinite period and to afford a complete loss thereof.

8. Counterparts. This Amendment may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. This Amendment shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that the parties need not execute the same counterpart. Facsimile signatures or signatures received as a portable document format (PDF) attachment to electronic mail shall be treated as original signatures for all purposes hereunder.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

COMPANY:

NLS PHARMACEUTICS LTD.

By:	/s/ Alexander C. Zwyer
	Name:	Alexander C. Zwyer
	Title:	Chief Executive Officer

By:	/s/ Ronald Hafner
	Name:	Ronald Hafner
	Title:	Chairman of the Board

HOLDER:

ALPHA CAPITAL ANSTALT

By:	/s/ Nicola Feuerstein
	Name:	Nicola Feuerstein
	Title:	Director